UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

All amounts in this section are in thousands of Argentine Pesos (Ps.), except as otherwise stated. Numbers presented throughout this section may not add up precisely to the totals provided in the tables and text due to rounding.

These unaudited pro forma condensed combined statement of income is presented in the current purchasing power at the end of the reporting period (March 31, 2025) in accordance with IAS 29.

On April 9, 2024, Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”) together with Grupo Financiero Galicia S.A. entered into a share purchase agreement with HSBC Latin America B.V. (“HLA”) pursuant to which they would simultaneously acquire the equity interests that HLA held directly in HSBC Argentina Holdings S.A. (“HSBC Holdings”), HSBC Participaciones (Argentina) S.A. (“HSBC Participaciones”) and HSBC Bank Argentina S.A. (“HSBC Bank”) (together with HSBC Holdings and HSBC Participaciones, the “Direct Participation”).

On September 12, 2024, the Central Bank of Argentina issued Resolution No. 309, approving the acquisition by Banco Galicia and Grupo Financiero Galicia S.A. of HLA’s shareholding in HSBC Holdings, HSBC Participaciones and HSBC Bank through a share purchase agreement. Banco Galicia was the purchaser of 57.89% of the direct equity interests, and Grupo Financiero Galicia S.A. was the purchaser of the remaining 42.11%.

Banco Galicia and Grupo Financiero Galicia S.A. simultaneously acquired, directly and indirectly,
99.99383% of the capital stock and voting rights of Banco GGAL S.A. (formerly HSBC Bank) and 100% of GGAL Holdings S.A. (formerly HSBC Holdings), GGAL Participaciones S.A.U. (formerly HSBC Participaciones), GGAL Asset Management S.G.F.C.I. (formerly HSBC Global Asset Management S.A.), GGAL Seguros S.A. (formerly HSBC Seguros de Vida (Argentina) S.A.) and GGAL Seguros de Retiro S.A. (formerly HSBC Seguros de Retiro (Argentina) S.A.) (together “the business acquisition”).

On December 6, 2024, the business acquisition was consummated through the transfer of the direct participation according to the following details:

			Grupo Financiero Galicia S.A.		Banco de Galicia y Buenos Aires S.A.
			42.11%		57.89%
Acquired company	Capital Stock	Total shares acquired	Shares	% of ownership	Shares	% of ownership
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,184,364,392	1,180,367,030	497,052,556	41.968%	683,314,474	57.695%
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	11,513,929	65,222	27,465	0.239%	37,757	0.328%
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	1,244,125,589	103,739	43,684	0.004%	60,055	0.005%

Additionally, Grupo Financiero Galicia S.A. acquired a subordinated debt issued by Banco GGAL S.A. in favor of HSBC Latin America Holdings (UK) Limited, for a nominal value of US$ 100,000.

The transaction was accounted for by Grupo Financiero Galicia S.A., as the legal and accounting acquirer, using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, the acquirer records all the identifiable assets acquired and liabilities assumed, including contingent liabilities, at their respective fair values on the completion date, with limited exceptions. The transaction amount at the closing currency exchange rate amounted to Ps.1,262,930,673. The fair value of the acquired net assets at the closing currency exchange rate amounted to Ps.1,946,905,973, as detailed below:

Item	Fair value
GGAL Holdings S.A. (ex - HSBC Argentina Holdings S.A.)	1,946,706,593
GGAL Participaciones S.A.U. (ex - HSBC Participaciones S.A.)	50,417
Banco GGAL S.A. (ex - HSBC Bank Argentina S.A.)	148,963
Total	1,946,905,973

Item	Fair Value
Assets
Cash and Due from Banks	1,423,216,225
Debt Securities at Fair Value through Profit or Loss	93,305,406
Derivative Financial Instruments	7,769,401
Repurchase Transactions	1,624,555
Other Financial Assets	313,969,788
Loans and Other Financing	2,244,454,674
Other Debt Securities	1,497,715,696
Financial Assets Pledged as Collateral	176,240,249
Investments in Equity Instruments	10,974,607
Investment in Associates and Joint Ventures	117,719,279
Property, Plant and Equipment	232,697,990
Intangible Assets Core Deposits	40,200,415
Intangible Assets	20,259,004
Deferred Income Tax Assets	72,765,009
Other Non-financial Assets	112,790,856
Non-current Assets Held for Sale	15,747,916
Total Assets	6,381,451,070
Liabilities
Deposits	3,773,249,991
Derivative Financial Instruments	5,632,717
Repurchase Transactions	13,245,078
Other Financial Liabilities	256,751,333
Financing from the Argentine Central Bank and Other Financial Institutions	6,856,473
Subordinated Debt Securities	102,634,874
Provisions	31,613,708
Deferred Income Tax Liabilities	48,768,064
Other Non-Financial Liabilities	195,682,656
Total Liabilities	4,434,434,894
Net Assets	1,947,016,176
Non-controlling Interest (*)	(110,203)
Net assets acquired	1,946,905,973
(*) Non-controlling Interest is proportionate to Purchase Price Allocation

The fair value of the net assets acquired is currently under review. Adjustments to any provisional amounts are allowed during the subsequent 12 months following the acquisition date. However, it is estimated that no significant adjustments to the provisional amounts presented above will result from this review.

The acquisition of the business at a value lower than its market value was due to a combination of strategic and negotiation factors. The seller’s intention to concentrate its operations in fewer countries led them to sell their companies in Argentina and accept the price paid. This purchase represents an investment that allows us to obtain valuable assets and key capabilities at a reduced cost, thus strengthening our competitive position. The excess of the net fair value of the assets and liabilities acquired over the consideration transferred was recorded at the completion date as a gain of Ps. 786,610,176 in “Share of profit from Associates and Joint Ventures” in the condensed combined statement of income.

Grupo Financiero Galicia S.A. and GGAL Holdings S.A. are calendar year-end companies. Grupo Financiero Galicia S.A. is a large accelerated filer, while GGAL Holdings S.A. is a non-registrant. Both Grupo Financiero Galicia S.A.’s and GGAL Holdings S.A.’s net income is derived from continuing operations. As a result of the significance of the acquisition, Grupo Financiero Galicia S.A. determined that GGAL Holdings S.A.’s separate consolidated financial statements as of December 31, 2023 recast as of September 30, 2024 and as of September 30, 2024, as well as a pro forma condensed combined statement of income as of December 31, 2024 recast as of March 31, 2025 must be filed on Form 6-K.

The unaudited pro forma condensed combined statement of income below has been prepared to illustrate the effect of Grupo Financiero Galicia S.A.’s acquisition of GGAL Holdings S.A., which was consummated on December 6, 2024, as if the business combination had occurred on January 1, 2024. The unaudited pro forma condensed combined statement of income is presented in accordance with the requirements of Regulation S-X, Article 11 and reflects estimates and assumptions considered reasonable made by Grupo Financiero Galicia S.A.’s management.

The unaudited pro forma condensed combined statement of income does not purport to represent what Grupo Financiero Galicia S.A.’s actual results of operations would have been had the transaction occurred on the date indicated, nor is it necessarily indicative of future results of operations. The unaudited pro forma condensed combined statement of income also does not consider any potential impacts of current market conditions on revenues or results of operations. Nor does it reflect expense efficiencies, asset dispositions or business reorganizations that are or may be contemplated, or any cost or revenue synergies, including any potential restructuring actions, except as described below, associated with combining Grupo Financiero Galicia S.A. and GGAL Holdings S.A.

The following transaction from the first quarter of 2025 is reflected in the pro forma earnings per share calculation as it is related to the transaction and is considered to be significant. There was no impact on the statement of income as a result of this share issuance as the related expenses were deducted from the additional paid-in capital.

•On February 13, 2025, Grupo Financiero Galicia S.A. issued 17,740,028 Class B ordinary shares of one peso of nominal value each, and representing one vote per share, allowing Grupo Financiero Galicia S.A. to pay for the price adjustment, determined on December 6, 2024, that the transaction was subject to in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited.

The accompanying notes are an integral part of the pro forma condensed combined statement of income. Such notes describe the assumptions and estimates related to the unaudited adjustments to the pro forma condensed combined statement of income. The unaudited pro forma condensed statement of income should be read in conjunction with the information contained in the operating and financial review and prospects as of and for the year ended December 31, 2024, which were originally included in our Form 20-F filed with the SEC on April 28, 2025, and which were recast to present them in current currency as of March 31, 2025 and the audited consolidated financial statements of Grupo Financiero Galicia S.A. as of and for the year ended December 31, 2024, which have been recast to present the audited consolidated financial statements in the measuring unit current at the end of the reporting period as of March 31, 2025 (“the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025”), and the unaudited consolidated interim financial statements of HSBC Holdings (currently GGAL Holdings S.A.) as of and for the nine-month period ended September 30, 2024 and the accompanying notes included elsewhere, both filed to the SEC on Form 6-K on June 10, 2025.

Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2024
Figures Stated in Thousands of Argentine Pesos (Ps.), Except as Otherwise Stated

	Form 20-F	Pro forma
	Grupo Financiero Galicia S.A. (IFRS) 12.31.24 (1)	GGAL Holdings’ December 2024 results (2)	Grupo Financiero Galicia S.A. (IFRS) excluding GGAL Holdings’ December 2024 results	GGAL Holdings S.A. (AR GAAP) 12.31.24(3)	Measurement and presentation adjustments (4)	Ref. to notes	Transaction accounting adjustments (5)	Ref. to notes	Condensed combined statement of income 12.31.24
Interest Income	8,950,698,692	(108,036,949)	8,842,661,741	2,476,532,756	(50,277,334)	(a)	—		11,268,917,163
Interest Expense	(3,359,592,740)	41,204,335	(3,318,388,405)	(849,715,291)	6,586,320	(b)	(25,087,466)	(p)	(4,186,604,842)
Net Income from Interest	5,591,105,952	(66,832,614)	5,524,273,336	1,626,817,465	(43,691,014)		(25,087,466)		7,082,312,321
Fee Income	1,380,202,559	(10,215,900)	1,369,986,659	138,283,231	(1,831,476)	(c)	—		1,506,438,414
Fee related Expenses	(194,774,890)	928,471	(193,846,419)	(12,219,939)	—		—		(206,066,358)
Net Fee Income	1,185,427,669	(9,287,429)	1,176,140,240	126,063,292	(1,831,476)		—		1,300,372,056
Net Income from Financial Instruments Measured at Fair Value through Profit or Loss	941,251,781	(43,929,052)	897,322,730	138,306,633	261,406,185	(d)	—		1,297,035,548
Income from Derecognition of Assets Measured at Amortized Cost	222,930,250	(3,297,901)	219,632,349	28,785,352	—		—		248,417,701
Exchange rate differences on foreign currency	168,110,939	(1,991,115)	166,119,823	154,987,864	(134,614,910)	(e)	—		186,492,777
Other Operating Income	530,271,688	(14,999,623)	515,272,054	119,906,074	194,201	(f)	6,409,107	(q)	641,781,436
Insurance Business Result	17,402,929	(1,272,384)	16,130,544	278,351,388	(474,842,632)	(g)	—		(180,360,700)
Impairment Charge	(936,733,707)	70,116,238	(866,617,468)	(64,605,553)	20,678,267	(h)	—		(910,544,754)
Net Operating Income	7,719,767,501	(71,493,880)	7,648,273,608	2,408,612,515	(372,701,379)		(18,678,359)		9,665,506,385
Personnel Expenses	(1,119,867,405)	221,882,967	(897,984,437)	(510,363,572)	12,504,462	(i)	—		(1,395,843,547)
Administrative Expenses	(818,639,775)	15,878,837	(802,760,939)	(219,030,738)	4,759,177	(j)	264,748	(r)	(1,016,767,752)
Depreciation Expenses	(204,183,208)	24,793,010	(179,390,197)	(98,282,274)	(8,712,686)	(k)	(15,621,041)	(s)	(302,006,198)
Other Operating Expenses	(1,367,977,988)	36,989,356	(1,330,988,621)	(226,921,280)	(10,530,774)	(l)	(124,991,200)	(t)	(1,693,431,875)
Loss on net monetary position	(2,589,255,542)	42,782,235	(2,546,473,307)	(1,463,846,054)	505,759,469	(m)	—		(3,504,559,892)
Operating Income	1,619,843,583	270,832,525	1,890,676,107	(109,831,403)	131,078,269		(159,025,852)		1,752,897,121
Share of profit from Associates and Joint Ventures	780,861,835	607,076	781,468,912	—	12,274,761	(n)	(442)		793,743,231
Income before Taxes from Continuing Operations	2,400,705,418	271,439,601	2,672,145,019	(109,831,403)	143,353,030		(159,026,294)		2,546,640,352
Income Tax from Continuing Operations	(636,881,205)	(99,968,574)	(736,849,779)	85,787,047	8,615,282	(o)	55,659,049	(u)	(586,788,401)
Net Income from Continuing Operations	1,763,824,213	171,471,027	1,935,295,240	(24,044,356)	151,968,312		(103,367,245)		1,959,851,951
Net Income for the Year	1,763,824,213	171,471,027	1,935,295,240	(24,044,356)	151,968,312		(103,367,245)		1,959,851,951
Net Income for the Year Attributable to parent company’s owners	1,763,971,045	171,194,168	1,935,165,213	(24,042,744)	154,515,519		(103,367,246)		1,962,270,742

Earnings per Share	Grupo Financiero Galicia S.A. IFRS 12.31.24(1)	Pro forma Condensed combined statement of income 12.31.24(6)
Net Income Attributable to parent company´s owners – basic and diluted	1,763,971,045	1,962,270,742
Weighted Average of Ordinary Shares Outstanding for the Year – basic and diluted	1,483,089	1,606,254
Earnings per Share – basic and diluted	1,189.39	1,221.64

1.Reflects the consolidated statement of income of Grupo Financiero Galicia for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, prepared under IFRS as issued by the IASB, and filed with the SEC on June 10, 2025.

2.Consolidated results of operations of GGAL Holdings S.A. corresponding to the month of December 2024, that were consolidated in the consolidated statement of income of Grupo Financiero Galicia for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, prepared under IFRS as issued by the IASB, and filed with the SEC on June 10, 2025.

3.Reflects the results of operations of GGAL Holdings S.A. for the year ended December 31, 2024 recast as of March 31, 2025, prepared under accounting principles generally accepted in Argentina, following the financial statement line items presentation in the consolidated statement of income of Grupo Financiero Galicia for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, prepared under IFRS as issued by the IASB, and filed with the SEC on June 10, 2025.

4.Refer to Note 2 to the unaudited pro forma condensed combined statement of income for further information on the measurement and presentation adjustments.

5.Refer to Note 3 to the unaudited pro forma condensed combined statement of income for further information on the transaction adjustments.

6.Refer to Note 4 to the unaudited pro forma condensed combined statement of income for further information on the pro forma earnings per share calculation.

Notes to the unaudited pro forma condensed combined statement of income
For the year ended December 31, 2024 in thousands of Argentine Pesos (Ps.), except as otherwise stated

Note 1 – Basis of preparation

The unaudited pro forma condensed combined statement of income gives effect to the business acquisition mentioned further above in this document, under the acquisition method of accounting. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2024 gives effect to the transaction as if it had occurred on January 1, 2024.

The unaudited pro forma condensed combined statement of income was prepared by Grupo Financiero Galicia S.A. based on the audited consolidated statement of income of Grupo Financiero Galicia S.A. for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, prepared under IFRS as issued by the IASB, and filed with the SEC on June 10, 2025; and the unaudited statement of income of GGAL Holdings S.A. for the nine-month period as of September 30, 2024, included in the unaudited consolidated interim financial statements of HSBC Holdings (currently GGAL Holdings S.A.) as of and for the nine-month period ended September 30, 2024 and the results of operations of GGAL Holdings S.A. for the period October 1, 2024 to December 31, 2024; both recast as of March 31, 2025, prepared in accordance with accounting principles generally accepted in Argentina and presented following the financial statement line items presentation in the consolidated statement of income of Grupo Financiero Galicia for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, prepared under IFRS as issued by the IASB, and filed with the SEC on

June 10, 2025. The unaudited pro forma condensed combined statement of income should therefore be read in conjunction with the following:

•the audited consolidated statement of income of Grupo Financiero Galicia S.A. for the year ended December 31, 2024 included in the financial statements as of and for the year ended December 31, 2024 recast as of March 31, 2025, which has been prepared in accordance with IFRS as issued by the IASB and filed with the SEC on June 10, 2025; and

•the unaudited consolidated statement of income of GGAL Holdings S.A. for the nine-month period ended September 30, 2024, included in the unaudited consolidated interim financial statements of HSBC Holdings (currently GGAL Holdings S.A.) as of and for the nine-month period ended September 30, 2024, prepared under accounting principles generally accepted in Argentina filed with the SEC on June 10, 2025.

Note 2 – Measurement and presentation adjustments

Measurement and presentation adjustments include reclassifications and adjustments to conform GGAL Holdings S.A. results of operations for the year ended December 31, 2024 to Grupo Financiero Galicia S.A.’s IFRS accounting policies and presentation in its consolidated statement of income as of December 31, 2024 recast as of March 31, 2025, as well as some intercompany eliminations. Such reclassifications, adjustments and intercompany eliminations were made based on currently available information and, accordingly, further required adjustments may be identified as additional information becomes available. The notes below refer to GGAL Holdings S.A.’s results of operations line items and indicate how these were adjusted to the respective Grupo Financiero Galicia S.A.’s IFRS accounting policies and consolidated statement of income line items presented herein.

(a)Interest income was adjusted to reflect the following adjustment:

1)Debt securities, mainly government related, are measured at amortized cost in accordance with accounting principles generally accepted in Argentina in GGAL Seguros S.A.’s and GGAL Seguros de Retiro S.A.’s financial statements. The pro forma adjustment of Ps. (46,509,403) corresponds to the application of the classification and measurement provisions in IFRS 9 to all debt securities held by the insurance companies. For purposes of the pro forma adjustment, the adjustment calculated as of December 31, 2024, is management’s best estimate basis for what the adjustment would have been had the business combination been consummated on January 1, 2024.

2)The pro forma adjustment of Ps. (3,767,931) relates to the elimination of the intercompany interest income for the current account held by Tarjeta Naranja S.A. in Banco GGAL S.A. Since the pro forma is prepared under the assumption that the acquisition occurred on January 1, 2024, interest income for the entire 2024 fiscal year is eliminated since it would have been intercompany. Management estimated that the income for the entire fiscal year 2024 is straight-line and therefore interest income from December 2024 was considered management’s best estimate basis for calculating the elimination of the interest income for the entire fiscal year ended December 31, 2024.

(b)Interest expense was adjusted to reflect the following adjustment:

1)The pro forma adjustment of Ps. 6,586,320 corresponds to the elimination of Banco GGAL S.A.’s intercompany interest expense related to the negotiable obligation that Grupo Financiero Galicia S.A. acquired as part of the business combination. Since the pro forma is prepared under the assumption that the acquisition occurred on January 1, 2024, actual interest expense for the entire 2024 fiscal year is eliminated since it would have been intercompany.

(c)Fee income was adjusted to reflect the following adjustment:

1)Banco GGAL S.A. operates a rewards points program, while Banco Galicia operates the Quiero! points program. At the time of the acquisition, Banco GGAL S.A.' rewards program was aligned with Banco Galicia's Quiero! Points program, and the redemption and expiration policy was unified. For purposes of the pro forma, the adjustment of Ps. (1,831,476) calculated as of December 31, 2024 was taken into account as management’s best estimate, as it is not practicable to calculate the adjustment based on the provision balances as of January 1, 2024 without significant time and effort.

(d)Net Income from Financial Instruments Measured at Fair Value through Profit or Loss was adjusted to reflect the following measurement and presentation adjustments:

1)For details of the pro forma adjustment of Ps.148,205,550 refer to Note 2 (a) 1).

2)The adjustment of Ps.113,200,635 relates to the fact that, under IFRS 9, equity instruments are measured at fair value through profit or loss, except when management made use of the irrevocable option to measure them at fair value through other comprehensive income at the time of initial recognition. In the financial statements of Banco GGAL S.A., the public bonds portfolio was measured at fair value through profit and loss. Under IFRS 9, those financial instruments which fall under the business model “hold to collect and sale” are measured at fair value through other comprehensive income (OCI – reserves). For purposes of the pro forma, the adjustment calculated as of December 31, 2024 was taken into account as management’s best estimate, as it is not practicable to calculate the adjustment based on the provision balances as of January 1, 2024 without significant time and effort.

(e)Exchange rate differences on foreign currency was adjusted to reflect the following adjustment:

1)The pro forma adjustment of Ps.(134,614,910) corresponds to the application of IFRS 17, which introduces the use of a comprehensive model for the treatment of insurance contracts, with methods for measuring an entity's liabilities based on the characteristics of the contract. The valuation models assigned to each product are based on the results of the eligibility test, which can be: Variable Fee Approach (VFA) for life products with savings, retirement, and pension annuities in pesos; and the General Measurement Model (GMM) for the remaining products. The liability under IFRS 17 is comprised of the sum of a Best Estimated Liability (BEL), a Risk Adjustment (RA), a Time Value of Guarantees (TVoG), and a Contractual Service Margin (CSM). The BEL is calculated as a projected cash flow, which considers economic and non-economic assumptions. Among the economic assumptions, a discount curve for each currency is used at each calculation date, using the top-down method, constructed with market data, and an inflation curve based on market expectations. Non-economic assumptions include mortality, lapses, partial surrenders, and expenses, based on the company's own experience.

(f)Other Operating Income was adjusted to reflect the following adjustment:

1)For details of the pro forma adjustment of Ps.204,488 refer to Note 2 (a) 1).

2)The pro forma adjustment of Ps.(10,287) relates to the elimination of the intercompany other operating income for the commission fee charged to Tarjeta Naranja S.A. for the collection services provided by Banco GGAL S.A. Since the pro forma is prepared under the assumption that the acquisition occurred on January 1, 2024, the commission fee charged for the entire 2024 fiscal year is eliminated since it would have been intercompany. Management estimated that the commission fee for the entire fiscal year 2024 is straight-line and therefore the commission fee charged in December 2024 was considered management’s best estimate basis for calculating the elimination of the commission fee charged for the entire fiscal year ended December 31, 2024.

(g)Insurance Business Result was adjusted to reflect the following adjustment:

1)For details of the pro forma adjustment of Ps.(474,842,632) refer to Note 2 (e) 1).

(h)Impairment Charge was adjusted to reflect the following adjustment:

1)Under accounting principles generally accepted in Argentina, sovereign bonds are measured at fair value through other comprehensive income in Banco GGAL S.A.’s financial statements, which do not require the bank to calculate an estimated credit loss allowance (ECL) in accordance with point 5.5. of IFRS 9, Financial Instruments. This pro forma adjustment corresponds to the sovereign bonds’ ECL impact on the statement of income calculated in accordance with point 5.5. of IFRS 9 to conform to Grupo Financiero Galicia S.A.’s accounting policy.

(i)Personnel Expenses was adjusted to reflect the following adjustment:

1)The adjustment for Ps.12,504,462 reflects the impact of expenses non-directly attributable to insurance contracts related to the pro forma adjustment described in Note 2 (e) 1).

(j)Administrative Expenses was adjusted to reflect the following adjustments:

1)For details of the pro forma adjustment of Ps. 1,027,121 refer to Note 2 (e) 1).

2)The adjustment of Ps.3,732,056 corresponds to the fact that lease contracts were measured using a model similar to IAS 17 in GGAL Holdings S.A.’s financial statements, where lessees need to classify the lease as either finance or operating. If the lease is classified as operating, then the lessees does not show neither asset nor liability in their balance sheets, just the lease payments as an expense in profit or loss for lease accounting. Under IFRS, lease contracts are accounted for under IFRS 16. Most lease contracts are accounted for on the balance sheet, resulting in the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet. The distinction between operating and finance leases for lessees is eliminated, requiring them to capitalize all leases except for short-term or low-value leases. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the funding rates in effect at the initial date of each lease contract, while the right-of-use asset was measured at an amount equal to the lease liability.

(k)Depreciation expense was adjusted to reflect mainly the following adjustments:

1)For details of the pro forma adjustment of Ps.(8,712,686) refer to Note 2 (j) 2).

(l)Other Operating Expenses was adjusted to reflect mainly the following adjustments:

1)For details of the pro forma adjustment of Ps.610 refer to Note 2 (j) 2).

2)The pro forma adjustment of Ps.(6,173,610) corresponds to a difference in the write-off policy. Grupo Financiero Galicia S.A.’s and GGAL Holdings S.A.’s accounting policy had a different threshold for the application of the “no expectation of recovery” concept included in IFRS 9. The pro forma adjustment corresponds to the difference between GGAL Holdings S.A.’s and Grupo Financiero Galicia S.A.’s write-off policy as of January 1, 2024 recast as of March 31, 2025 and the corresponding adjustment for GGAL Holdings S.A.’s loans that should have been written off in accordance with the Group’s policy during fiscal year 2024 recast as of March 31, 2025.

3)The pro forma adjustment of Ps. (4,357,774) corresponds to a difference in accounting policy between Grupo Financiero Galicia S.A. and GGAL Holdings S.A. in connection to the contingency provision for class-actions. The pro forma adjustment aligns the provision held by GGAL Holdings S.A. with Grupo Financiero Galicia S.A.'s provisioning criteria for these types of actions. For purposes of the pro forma, the adjustment calculated as of December 31, 2024 was considered management’s best estimate, as it is not practicable to calculate the adjustment based on the provision balances as of January 1, 2024 without significant time and effort.

(m)Loss on net monetary position was adjusted to reflect mainly the following adjustments:

1)For details of the pro forma adjustment of Ps. 498,008,463 refer to Note 2 (a) 1).

2)The pro forma adjustment of Ps. 7,973,516 corresponds to equity instruments which were carried at cost adjusted by inflation, under accounting principles generally accepted in Argentina, in GGAL Holdings S.A. as of December 31, 2024. Grupo Financiero Galicia follows the accounting guidance on IFRS 9, Financial Instruments, and measures these equity instruments at fair value through profit or loss. For purposes of the pro forma, the adjustment calculated as of December 31, 2024 was considered as management’s best estimate, as it is not practicable to calculate the adjustment based on the balances as of January 1, 2024 without significant time and effort.

3)For details of the pro forma adjustment of Ps. (222,510) refer to Note 2 (j) 2).

(n)Share of profit from Associates and Joint Ventures was adjusted to reflect mainly the following adjustment:

1)For details of the pro forma adjustment of Ps.12,274,761 refer to Note 2 (m) 2).

(o)The pro forma adjustment of Ps.8,615,282 corresponds to the tax impact at the statutory rate of 35% of the measurement and presentation adjustments detailed in Note 2 (a) to (n) above.

Note 3 – Transaction accounting adjustments

Transaction accounting adjustments include certain pro forma adjustments made to reflect the fair value of identifiable assets acquired and liabilities assumed in accordance with IFRS 3, Business combinations and are based upon available information and assumptions that Grupo Financiero Galicia S.A. believes are reasonable, which are described in this note.

In determining the adjustments, Grupo Financiero Galicia S.A. considered valuation inputs and assumptions used in the purchase price allocation to calculate the fair values of the assets acquired and liabilities assumed at the date of acquisition. Further adjustments might be required in the subsequent 12 months from the acquisition date, as allowed under IFRS 3 requirements. As a consequence, the final fair value adjustments may differ from the amounts presented here. However, it is estimated that no significant adjustments to the provisional amounts presented in this pro forma will result from this review.

All adjustments have been considered on a pre- and post-tax basis and where an estimated impact on income taxes has been identified this is reflected in Note 3.(u). This assessment includes assumptions and represents Grupo Financiero Galicia’s best estimate as to the likely tax impacts. The assessment could change as further information becomes available, including how the entities and businesses will be reorganized, and receipt of revised profit forecasts for those entities.

The following notes reference the pro forma condensed combined statement of income for the year ended December 31, 2024 which is included earlier in this section.

(p)The pro forma adjustment of Ps. (25,087,466) corresponds to the additional interest expense in connection to the unsubordinated debt security issued by Banco Galicia on October 3, 2024, to finance the business acquisition, for US$ 325,000 with a 7.75% interest rate due on October 10, 2028, that would have been recorded in fiscal year 2024 had the business combination been consummated on January 1, 2024.

(q)The pro forma adjustment of Ps. 6,409,107 corresponds to the fact that, GGAL Holdings S.A. accounted for customers’ deposits at amortized cost. Grupo Financiero Galicia S.A. initially recorded them at fair value at the acquisition date in accordance with IFRS 3, Business combinations (“IFRS 3”), with the difference between amortized cost and fair value recorded in profit and loss all at once given the short-term nature of these instruments. For purposes of the pro forma adjustment, the valuation difference calculated at the acquisition date was management’s best estimate basis to obtain the valuation difference that would have been recorded in fiscal year 2024 had the business combination been consummated on January 1, 2024, as it is not practicable to calculate the difference between amortized cost and fair value as of January 1, 2024 without significant time and effort.

(r)The pro forma adjustment of Ps. 264,748 corresponds to a goodwill held by GGAL Holdings S.A. that did not meet capitalization requirements according to Grupo Financiero’s accounting policies, and therefore, was written off when accounting for the purchase price allocation. For purposes of the pro forma adjustment, this same amount would have been written off had the business combination been consummated on January 1, 2024.

(s)The pro forma adjustment of Ps. (2,220,907) corresponds to the higher property, plant and equipment (“PP&E”) depreciation expense given that GGAL Holdings S.A.s' PP&E were recorded at cost. Grupo Financiero Galicia measured them at fair value at the acquisition date, in accordance with IFRS 3.

In addition, the pro forma adjustment of Ps. (13,400,134) corresponds to the fact that a core deposits intangible was identified as part of the purchase price allocation exercise related to the acquisition. This asset had not been previously recognized in GGAL Holdings S.A. Fair value of the intangible asset was determined using the cost savings method under the income approach. Cost savings were calculated by comparing the cost of existing deposits (including the cost of maintaining them) with the cost of obtaining alternative funds from a mix of diversified funding sources available to market participants. The core deposits intangible asset represents the present value of the cost savings expected to be realized over the deposits' remaining useful life. The valuation of the intangible asset includes assumptions consistent with how a market participant would estimate fair value, such as growth and attrition rates and projected fee and interest income, as well as deposit-related costs and discount rates. Depreciation was based on the terms of the core deposits identified at the acquiree.

These pro forma adjustments represent the higher depreciation and amortization expense for the twelve-month period using as a basis the difference in measurement calculated at the date of acquisition, which is management’s best estimate basis to obtain the depreciation and amortization expense that would have been recorded in fiscal year 2024 had the business combination been consummated on January 1, 2024.

(t)The pro forma adjustment of Ps. 55,659,049 relates to the fact that loans and securities were measured at amortized cost by GGAL Holdings S.A. under accounting principles generally accepted in Argentina. Grupo Financiero Galicia measured them at fair value at the acquisition date, in accordance with IFRS 3. This pro forma adjustment represents the accretion to Other operating expenses of the fair value adjustment at the date of acquisition. The loan’s fair value adjustment will be accreted in 24 months due to the average length in time of the financial instruments. The pro forma fair value adjustment includes the accretion for the twelve-month period ended December 31, 2024, using as a basis the amount calculated at the acquisition date, which is management’s best estimate. The securities’ fair value adjustment was accreted all at once in 2024, due to the shorter length in time of the financial instruments. The securities’ fair value adjustment calculated at the acquisition date is management’s best estimate basis of the difference that would have been recorded had the business combination been consummated on January 1, 2024.

(u)The pro forma adjustment represents the impact to Income tax from continuing operations of the pro forma adjustments described in Note 3 (p) to (t).

Note 4 – Earnings per share

Pro forma earnings per share (“EPS”) for the pro forma condensed combined statement of income have been recalculated to show the impacts of the transaction after giving effect to the following issuance of shares that occurred subsequent to December 31, 2024 on February 13, 2025, assuming that Grupo Financiero Galicia S.A.’s shares transferred to GGAL Holdings S.A.’s shareholders in connection with the transaction were outstanding at the beginning of the period presented.

•On February 13, 2025, Grupo Financiero Galicia S.A. issued 17,740,028 Class B ordinary shares of one peso of nominal value each, and representing one vote per share, allowing Grupo Financiero Galicia S.A. to pay for the price adjustment, determined on December 6, 2024, that the transaction was subject to in benefit of HSBC Latin America B.V. and HSBC Latin America Holdings (UK) Limited.

For purposes of the unaudited pro forma diluted EPS calculation, there are no dilutive potential ordinary shares.